UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    January 17, 2012

January 17, 2012

Sumitomo Mitsui Financial Group, Inc.

(Code: 8316)

Notice Concerning Result of Repurchase of Shares and Its Completion

(Repurchase of Shares under the Provisions of the Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act)

Sumitomo Mitsui Financial Group, Inc. (the “Company”) hereby announces that it has repurchased its shares as follows, in accordance with Article 156 of the Companies Act, as applied pursuant to Article 165, Paragraph 3 of said Act, and that it has completed the repurchase commenced in accordance with the Board of Directors’ resolution held on November 14, 2011.

1. Type of shares repurchased	Common stock

2. Repurchase period	December 2, 2011 to January 16, 2012 (on a contract basis)

3. Total number of shares repurchased	22,718,100 shares

(1) December 2, 2011 to December 31, 2011	17,099,700 shares

(2) January 1, 2012 to January 16, 2012	5,618,400 shares

4. Total value of shares repurchased	49,999,892,841 yen

(1) December 2, 2011 to December 31, 2011	37,557,353,008 yen

(2) January 1, 2012 to January 16, 2012	12,442,539,833 yen

5. Repurchase method	Market purchases based on the discretionary dealing contract regarding repurchase of shares

(Note)

“3. Total number of shares repurchased (22,718,100 shares)” above is a part of the shares of the Company’s common stock that will be delivered to the shareholders of Promise Co., Ltd. (President and Representative Director: Ken Kubo; Tokyo Stock Exchange First Section: 8574, “Promise”) in consideration for the share exchange under which the Company will become a wholly-owning parent company of Promise and Promise will become a wholly-owned subsidiary of the Company (the “Share Exchange”). The residual shares of the Company’s common stock necessary for the Share Exchange are planned to be acquired through market purchases, etc. afterward.

(For your reference)

Details of resolution at the Board of Directors’ Meeting held on November 14, 2011

(1) Type of shares to be repurchased	Common stock

(2) Total number of shares to be repurchased	23,000,000 shares (maximum)

(Ratio to the total number of shares issued as of September 30, 2011 (treasury shares excluded): 1.63%)

(3) Total value of shares to be repurchased	50,000,000,000 yen (maximum)

(4) Repurchase period	December 2, 2011 to January 20, 2012

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